Market Value
R$50.8 billion
US$20.8 billion

Prices
BRFS3 R$58.24
BRFS US$23.79

Common shares:
872,473,246 shares
1,747,296 treasury shares
Basis: 09.30.2014

Webcast
Date: 10.31.2014
09:00 BRT Portuguese and English

Telephone:
Dial–with connections in Brazil: +55 11 46886361 ou +55 11 28204001
Dial-in with connections in USA: +1 8887000802
www.brf-br.com/ir

IR Contacts:
Augusto Ribeiro Júnior
CFO and IRO

Christiane Assis
IR Director

+55 11 23225398
acoes@brf-br.com

Dear Shareholders,

BRF´s performance in the third quarter of 2014 highlights the consistency of the Company´s results, accompanying the fast rate of progress we have laid down and reaping the rewards of the structural review we started to introduce a year ago. We are eliminating inefficiencies, have become more proficient and are gaining more agility in the decision-making process, through a structured management approach which is reflected in the operating figures we present in this report.

In Brazil, the go-to-market project has allowed us to expand our client network and take advantage of the cross-selling opportunities for our brands. The higher sales volume in 3Q14 is a result of this effort. At the same time, we have achieved important improvements in our service level, which showed an important increase of 13 percentage points over the beginning of the year when measured by the OTIF (on time, in full) index.

Our latest launches of the Sadia brand, such as the Assa Fácil and Soltíssimo line, are continuing to receive a warm welcome from consumers. We also had the launch of a new campaign of franks produced by Perdigão, a brand which we are enthusiastic about, particularly due to the prospect of its return in certain categories next year, under the decisions and timetable established by Brazil´s anti-trust authority, the CADE, when it approved the merger.

In the International market, we had a particularly solid quarter. This performance was in line with the series of initiatives that came into force during the year. These included optimizing volumes, enhancing the profitability of the main markets, as well as the strategy of acquiring distributors in the Middle East. Other relevant operational improvements included reductions in sea freight, increased phasing of shipments during the month and improved mix of markets. We emphasize that all these actions bring us confidence that the solid results obtained in 3Q14 were largely structural.

It is also worth recalling that we concluded the construction of the plant in Abu Dhabi, in the United Arab Emirates. The official inauguration on November 26 will celebrate the Company´s expansion towards strategic markets and, above all, our efforts to transform BRF into an organization that is active globally.

The 3Q14 was also marked by the signing of a binding memorandum of understandings (“MoU”) with Parmalat S.p.A., a member of Groupe Lactalis, establishing the terms and conditions for the sale of the Dairy business for R$1.8 billion. We expect this transaction to close by the first half of 2015 and do not anticipate relevant impacts in results. This operation, along with the sale of the beef assets, finalized on October 1, formed part of the strategy of divesting assets that are not part of our core business, in line with our aim of continuously improving the return on invested capital of the Company.

On September 25, the Board of Directors also approved the appointment of Pedro Faria as the Company´s Global CEO as of January 2, 2015 when Claudio Galeazzi will step down from the position. Pedro Faria has dedicated himself to the transition of the command of the Company with the support of the Board and the executive management. He has also gained great credibility, confirmed by the results he has presented as head of our international operations, along with his performance as a member of our Board for three years.

The BRF we are delivering this quarter is also a Company that is heading towards a unique culture, with well-defined identity and values, based on meritocracy, pride in ownership, focused on results, dedicated to its clients and consumers, and working as a team. A company that is structured to present the growing results we have outlined and to deliver new and even more ambitious steps.

Abilio Diniz Chairman of the Board of Directors	Cláudio Galeazzi Global CEO

Highlights 3rd Quarter 2014 (3Q14)

Strategic Highlights

•       Following the roll out in 1H14 of the consolidation of the sales force in the small retail shops, the initial stage of the go-to-market (GTM) strategy in Brazil, the volume sold in the region started expanding. There was an increase of 3.4% y/y and 8.6% q/q in 3Q14, already excluding the impact of other sales.

•       This result also reflects the process of improving the Company´s service level, which showed an important rise of 13 percentage points over the beginning of the year when measured by the OTIF (on time, in full) index.

•       The portfolio rationalization project was concluded, with the elimination of the production of 35.0% of the SKUs (stock keeping unit) in Brazil and 32.0% on the International market, thereby favoring the simplification of the Company´s processes.

•       On the international front, our strategy of optimizing volumes and the profitability of the markets continued to pay off. In 3Q14, operating results showed structural improvements.

Financial Highlights and Recent Transactions

•       The Zero Based Budget (ZBB) continued to have a positive impact on the Company´s results, with lower costs and expenses in 3Q14 than in 3Q13 and 2Q14, in absolute and relative terms.

•         The Company´s EBITDA came to R$1.2 billion, +61.3% y/y and +21.3% q/q, with a margin of 15.2% compared with 9.9% in 3Q13 and 13.0% in 2Q14.

•       Net income came to R$624 million, +117.5% y/y and +133.7% q/q, with a margin of 7.8% compared with 3.8% in 3Q13 and 3.5% in 2Q14.

•         The investments carried out in 3Q13 totaled R$512 million, +35.6% a/a. In the nine months of 2014 (9M14), BRF invested R$1.3 billion, below the R$1.4 billion invested in 9M13. We continue to direct investments to automation, logistics and systems (IT).

•         The Company ended the quarter with a net debt/EBITDA ratio (last 12 months) of 1.40x compared with 1.51x in 2Q14.

•         We signed a binding memorandum of understandings (“MoU”) on 09.03.2014 with Parmalat S.p.A., a company belonging to Groupe Lactalis, establishing the terms and conditions for the sale of the Dairy business, for R$1.8 billion. We expect this transaction to close by the first half of 2015 and do not anticipate relevant impacts on results (please refer to Explanatory Note 1.2 of the ITR Quarterly Information Report of 09.30.2014 and Material Fact of 09.03.2014).

•         We concluded the sale of the two beef slaughtering plants and from 10.01.2014 held 29,000,000 shares in Minerva, equivalent to approximately 16.29% of its total and voting capital stock.

Results - R$ Million	3Q14	3Q13	y/y	2Q14	q/q
Net Revenues	7,981	7,578	5.3%	7,691	3.8%
Gross Profit	2,340	1,912	22.3%	2,044	14.5%
Gross Margin (%)	29.3%	25.2%	4.1 p.p.	26.6%	2.7 p.p.
EBIT	902	464	94.3%	692	30.5%
EBIT Margin (%)	11.3%	6.1%	5.2 p.p.	9.0%	2.3 p.p.
EBITDA	1,216	754	61.3%	1,002	21.3%
EBITDA Margin (%)	15.2%	9.9%	5.3 p.p.	13.0%	2.2 p.p.
Net Income	624	287	117.5%	267	133.7%
Net Margin (%)	7.8%	3.8%	4.0 p.p.	3.5%	4.3 p.p.
Earnings per share[1]	0.72	0.33	117.4%	0.31	134.0%
[1] Consolidated Earnings per Share (in R$), excluding Treasury Shares.

BRF S.A. Results

1)  Net Operating Revenues (NOR)

NOR - R$ Million	3Q14	3Q13	y/y	2Q14	q/q
Brazil	3,451	3,194	8.0%	3,312	4.2%
International	3,374	3,249	3.8%	3,292	2.5%
Dairy	767	760	0.9%	703	9.2%
Food Services	389	374	3.9%	384	1.4%
Total	7,981	7,578	5.3%	7,691	3.8%

Consolidated net operating revenues (NOR) came to R$8.0 billion in 3Q14, +5.3% y/y, boosted by the Brazilian operations, thanks to a higher growth in volumes in the country. A q/q comparison shows the NOR expanded by 3.8%.

➢  Brazil

The results registered in Brazil in 3Q14 reflect the first effects of our projects in this market: the consolidation of the sales force in the small retail, which was finalized in May, the simplification of processes by cutting SKUs, and the gradual improvement in the service level have started to take off, translating into higher revenues. BRF has already started to expand the number of point of sales served (+22.0% since the end of 2013) and also achieve greater cross-selling amongst the brands. We maintain our expectation that the results from the abovementioned projects shall accelerate in the next years.

Brazil	R$ Million					Thousand Tons					Average Price - R$
	3Q14 3Q13		y/y	2Q14	q/q	3Q14 3Q13		y/y	2Q14	q/q	3Q14 3Q13		y/y	2Q14 q/q
In Natura	685	632	8.2%	640	7.0%	116	108	7.5%	104	11.5%	5.89	5.85	0.7%	6.14	(4.0%)
Poultry	468	382	22.4%	416	12.5%	88	73	20.6%	75	16.3%	5.34	5.26	1.5%	5.52	(3.3%)
Pork/Beef	217	250	(13.4%)	224	(3.1%)	29	35	(19.4%)	29	(1.0%)	7.59	7.06	7.5%	7.75	(2.2%)
Processed Foods	2,537	2,337	8.5%	2,405	5.5%	382	373	2.3%	354	7.7%	6.65	6.26	6.1%	6.78	(2.0%)
Others Sales	229	224	2.2%	268	(14.4%)	66	55	20.2%	81	(18.3%)	3.46	4.07	(15.0%)	3.31	4.8%
Total	3,451	3,194	8.0%	3,312	4.2%	564	536	5.2%	540	4.5%	6.12	5.96	2.7%	6.14	(0.3%)
Total without Other Sales	3,221	2,970	8.5%	3,044	5.8%	498	481	3.4%	459	8.6%	6.47	6.17	4.9%	6.64	(2.5%)

NOR in Brazil amounted to R$3.5 billion in 3Q14, +8.0% y/y, driven by an increase in volumes of 5.2% y/y, basically due to the good performance of the small retail channel. On a q/q comparison, NOR rose by 4.2% and volumes by 4.5%. We note that in 3Q14 we have maintained average prices relatively stable in relation to 2Q14.

If we exclude the other sales from the analysis, the numbers in the quarter give a better picture of the real scenario in Brazil, with NOR of R$3.2 billion, +8.5% y/y and +5.8% q/q, potentialized by a growth in volumes of +3.4% y/y and +8.6% q/q. It should be stressed that these results were achieved against a challenging retail scenario, particularly in the large chains.

With regards to market share, BRF maintained its outstanding lead in the Processed Meat, Frozen products, Pizza and Margarine (core businesses). The Company upheld its decision to preserve profitability and continue with its strategy of structured growth.

Market Share - Value

(Last Reading)

Readings: 1: July/August; 2: August/September

Source: AC Nielsen

➢  International

There was a sharp rise in pork prices in the quarter due to the lower supply in North America, caused mainly by the PED virus. Beef prices also continued their upward trend, due to the cattle cycle. Finally, the poultry segment was also affected by higher prices of substitute proteins and prices also rose in turn. It is worth noting that the Russian sanctions imposed on the United States, the European Union, Canada, Australia and Norway had a direct impact on the flow of trade and price of proteins on the international front at the end of the quarter.

In this context, our strategies of optimizing volumes and the profitability of the markets continued to bring positive results. There was a structural improvement in all regions in 3Q14 (both y/y and q/q) with the exception of the Americas, more specifically Venezuela, where we decreased the volume sold, and Eurasia, as our plants were banned from exporting to Russia until the end of August (further details appear later in this report).

International	R$ Million					Thousand Tons					Average Price - R$
	3Q14	3Q13	y/y	2Q14	q/q	3Q14	3Q13	y/y	2Q14	q/q	3Q14	3Q13	y/y	2Q14	q/q
In Natura	2,564	2,495	2.8%	2,502	2.5%	448	497	(9.9%)	440	1.9%	5.73	5.02	14.1%	5.69	0.6%
Poultry	2,162	1,997	8.3%	1,993	8.5%	402	427	(5.9%)	386	4.4%	5.37	4.67	15.0%	5.17	4.0%
Pork/Beef	402	499	(19.4%)	509	(21.0%)	46	70	(34.7%)	54	(15.7%)	8.82	7.15	23.4%	9.41	(6.3%)
Processed Foods	796	754	5.6%	779	2.2%	112	112	0.6%	110	2.1%	7.09	6.76	5.0%	7.09	0.1%
Others Sales	14	0	-	12	18.6%	0	0	-	0	-	-	-	-	-	-
Total	3,374	3,249	3.8%	3,292	2.5%	560	609	(8.0%)	549	1.9%	6.02	5.34	12.9%	5.99	0.5%

International NOR in 3Q14 amounted to R$3.4 billion, +3.8% y/y, boosted by an average price in reais 12.9% higher y/y (+13.7% y/y in dollar terms), although there was a decline in the volume sold of 8.0% y/y. A q/q comparison shows the NOR rose by 2.5%, due to an average price in reais that was 0.5% higher q/q (-1.5% q/q in dollar terms) and slightly higher volumes (+1.9% q/q).

We present some comment on BRF´s main markets below:

•         Middle East: The sales volume came to 236 thousand tons, +10.0% y/y (+6.6% q/q), while the NOR amounted to R$1.3 billion, +18.3% y/y (+8.2% q/q). The improvement was due to the Company´s higher participation in important markets such as Saudi Arabia, Kuwait, Oman and Yemen.

•         Asia: The volume sold amounted to 133 thousand tons, +4.0% y/y (+7.8% q/q), while the NOR came to R$827 million, +26.4% y/y (+13.6% q/q). This increase was brought about by more adjusted inventories in Japan which led to price stability, as well as better average price in other markets in the region.

•         Europe: The sales volume was 68 thousand tons, a decline of 7.7% y/y (+3.4% q/q), while NOR totaled R$585 million, +12.0% y/y (+2.4% q/q). The positive period this market is experiencing, along with a healthier supply and demand balance, has configured good opportunities for the Company in terms of average prices.

•         Eurasia: The volume sold to the region came to 13 thousand tons and was 64.7% lower y/y (-41.2% q/q). This had a negative effect on NOR, which came to R$147 million and was 41.0% lower y/y (-38.7% q/q). The Russian government banned the import of pork from our plants in June, a decision that remained in place during most part of the quarter, justifying the steep fall in volume sold to the region in the period. In August, Russia then banned imports of poultry, pork and beef products, amongst others, from the United States, the European Union, Canada, Australia and Norway, a move that led to big hikes in prices in the country. As an alternative supplier for its imports, Russia allowed a number of Brazilian plants to export pork and poultry, including some of ours. As a result, it should be noted that the Company began redirecting volumes to Russia only in September, when our plants were allowed to export to that country.

•         Africa: The sales volume came to 58 thousand tons, a decline of 7.9% y/y (+19.0% q/q), due to the Company´s strategy of optimizing volumes. The region´s NOR was R$241 million, +4.1% y/y (+20.7% q/q).

•         Americas: The volume sold was 63 thousand tons, a fall of 39.1% y/y (-19.2% q/q). This decline had a negative impact on NOR, which came to R$387 million, a decrease of 35.1% y/y (-15.4% q/q). These reductions were caused by the strategy of lowering shipments to Venezuela.

➢  Dairy

Dairy	R$ Million					Thousand Tons					Average Price - R$
	3Q14	3Q13	y/y	2Q14	q/q	3Q14	3Q13	y/y	2Q14	q/q	3Q14	3Q13	y/y	2Q14	q/q
Dry Division	432	404	6.9%	386	11.8%	152	137	11.1%	140	8.6%	2.84	2.95	(3.8%)	2.76	3.0%
Frozen and Fresh Division	335	337	(0.4%)	317	5.9%	60	65	(7.8%)	57	3.9%	5.61	5.20	8.0%	5.51	1.9%
Other Sales	0	20	-	0	-	0	27	-	0	-	-	0.73	-	-	-
Total	767	760	0.9%	703	9.2%	212	229	(7.5%)	198	7.2%	3.62	3.32	9.0%	3.56	1.8%

NOR from Dairy in 3Q14 registered R$767 million, +0.9% y/y, boosted by an average price rise of 9.0% y/y. The volume declined by 7.5% y/y as a result of the Company´s strategy of pursuing profitability in terms of the sales mix. A q/q comparison shows the NOR expanded by 9.2%, following an increase in volume of 7.2%, along with a rise of 1.8% in the average price.

➢  Food Services

The Food Services results in 3Q14 highlighted the recovery of revenues, driven by higher volumes thanks to better Company execution. We note, however, that the pricing scenario remains challenging, considering the current level of inflation in the food consumed outside the home. Additionally, it is worth noting that the Company´s average price was also impacted by the change in the mix of products aiming at a higher profitability, given the lower volume of in natura beef.

Food Services	R$ Million					Thousand Tons					Average Price - R$
	3Q14	3Q13	y/y	2Q14	q/q	3Q14	3Q13	y/y	2Q14	q/q	3Q14	3Q13	y/y	2Q14	q/q
Total	389	374	3.9%	384	1.4%	56	54	3.0%	53	3.9%	7.00	6.94	0.9%	7.18	(2.5%)

Food Services posted NOR of R$389 million in 3Q14, +3.9% y/y, driven higher by an increase of 3.0% y/y in volumes, particularly in the elaborated/processed categories, along with a rise in the average price of 0.9% y/y, mainly in the elaborated/processed products. In a q/q comparison, NOR rose by 1.4%, due to a rise in volume of 3.9% even though the average price fell by 2.5%.

Breakdown of the Consolidated NOR (%)

(Quarterly)

2)  Cost of Goods Sold (COGS)

COGS - R$ Million	3Q14	3Q13	y/y	2Q14	q/q
COGS	(5,642)	(5,666)	(0.4%)	(5,647)	(0.1%)
% of the NOR	(70.7%)	(74.8%)	4.1 p.p.	(73.4%)	2.7 p.p.
COGS/Kg	(4.05)	(3.97)	2.2%	(4.21)	(3.8%)

Our COGS in 3Q14 came to R$5.6 billion, equivalent to 70.7% of NOR compared with 74.8% in 3Q13 and 73.4% in 2Q14. All business units had a positive contribution to this result.

There was a fall of 0.4% over 3Q13 in the COGS y/y, due to the lower cost of grains and milk collection. Despite the fall in absolute terms, the COGS/kg ratio rose slightly in the period (+2.2% y/y) as our volumes fell by 2.6%. (It is worth noting that the strategy of reducing volumes that got underway from the end of 2013 led to a smaller dilution of the plants´ fixed costs.)

The COGS remained stable in relation to 2Q14 in absolute terms. In terms of COGS/kg, we would point out that it fell by 3.8% q/q, while volumes were 3.8% higher q/q. Costs that eased in the period included grains and milk collection.

It is worth mentioning that the benefit from the lower grain costs was not fully captured in the period, particularly in Brazil, where our mix of products consists mostly of pork or is a result of the processing of this raw material, which has a longer cycle. In relation to the poultry chain, we were able to capture the benefit considering this protein has a shorter cycle.

➢  Slaughtering and Production

There was a decline of 6.4% y/y in poultry slaughtering activities in 3Q14, reflecting our strategy of optimizing volumes, especially in the International market. A q/q comparison shows an increase of 8.2%. Pork/beef slaughtering activities were 1.4% lower y/y, mainly as a result of our strategy of deverticalizing the beef business. A q/q comparison shows an increase of 2.1%.

We produced 1.3 million tons of food in 3Q14, a volume that was 3.7% lower y/y. A q/q comparison shows that the volume registered was 8.1% higher.

Production	3Q14	3Q13	y/y	2Q14	q/q
Poultry Slaughter (Million Heads)	432	461	(6.4%)	399	8.2%
Hog/ Cattle Slaughter (Thousand Heads)	2,456	2,492	(1.4%)	2,407	2.1%
Production (Thousand Tons)	1,341	1,393	(3.7%)	1,240	8.1%
Meats*	989	1,050	(5.8%)	930	6.4%
Dairy	227	208	9.3%	187	21.0%
Other Processed Products**	125	135	(7.3%)	123	1.8%
Feed and Premix (Thousand Tons)	2,641	2,792	(5.4%)	2,562	3.1%
* Volumes of Meat of 3Q13 changed from 1,053.2 to 1,050.4 due to a corretion in volume of Argentina's production
** Volumes of Other Processed Products of 3Q13 changed from 135.2 to 134.7 due to a correction in volumes of Argentina's production.

3)  Gross Profit

Gross Profit - R$ Million	3Q14	3Q13	y/y	2Q14	q/q
Gross Profit	2,340	1,912	22.3%	2,044	14.5%
Gross Margin (%)	29.3%	25.2%	4.1 p.p.	26.6%	2.7 p.p.

As previously described, BRF is reporting more robust figures, which culminated into a gross profit of R$2.3 billion in 3Q14, +22.3% y/y and +14.5% q/q. The gross margin was 29.3% in 3Q14 compared with 25.2% in 3Q13 and 26.6% in 2Q14. All business units had a positive contribution to this result, especially the International market.

4)  Operating Expenses

Operating Expenses - R$ Million	3Q14	3Q13	y/y	2Q14	q/q
Selling Expenses	(1,129)	(1,173)	(3.8%)	(1,137)	(0.7%)
% of the NOR	(14.1%)	(15.5%)	1.3 p.p.	(14.8%)	0.6 p.p.
General and Administrative Expenses	(104)	(118)	(11.7%)	(109)	(4.6%)
% of the NOR	(1.3%)	(1.6%)	0.3 p.p.	(1.4%)	0.1 p.p.
Operating Expenses	(1,233)	(1,291)	(4.5%)	(1,246)	(1.0%)
% of the NOR	(15.4%)	(17.0%)	1.6 p.p.	(16.2%)	0.7 p.p.

In 3Q14, our operating expenses came to R$1.2 billion, showing a continuous decline in the quarter (-4.5% y/y and -1.0% q/q). This is a result of better expenses management (reflecting part of the results obtained from the ZBB project), and was possible even with higher marketing and trade marketing investments, a practice that has been adopted since the beginning of the year.

In percentage terms, the operating expenses represented 15.4% of NOR in 3Q14 compared with 17.0% in 3Q13 and 16.2% in 2Q14. It is important to highlight that such expenses dilution was evidenced in Brazil, the International market, Dairy and Food Services business units (regarding dilution in Food Services, we refer to the annual comparison).

*The aim of the ZBB is to review the Company´s budget expenses, giving priority to those activities and processes that are essential to the business. The accumulated results in the 9M14 period already show improvements from this project and we should have additional improvements to be captured by December of this year, at least. The main measure adopted was the review of the headcount and administrative expenses which were concluded in 2Q14.

5)  Other Operating Results

Other Operating Results - R$ Million	3Q14	3Q13	y/y	2Q14	q/q
Other Operating Revenues	23	21	8.5%	145	(84.2%)
Other Operating Expenses	(236)	(176)	33.7%	(262)	(10.1%)
Other Operating Results	(213)	(155)	37.1%	(117)	81.1%
% of the NOR	(2.7%)	(2.0%)	(0.6) p.p.	(1.5%)	(1.1) p.p.

The other operating results line showed an expense of R$ 213 million in 3Q14. There was an increase of 37.1% y/y, due mainly to the higher spending on restructuring and other provisions. There was an increase of 81.1% q/q in relation to 2Q14, mainly arising from the fact that, in 2Q14 there was a non-recurring gain from the sale of the pork asset at Carambeí, which positively impacted the other operating results line in that quarter.

6)  Operating Result (EBIT)

EBIT	R$ Million					EBIT Margin
	3Q14	3Q13	y/y	2Q14	q/q	3Q14	3Q13	y/y	2Q14	q/q
Brazil	383	275	39.2%	384	(0.4%)	11.1%	8.6%	2.5 p.p.	11.6%	(0.5) p.p.
International	413	128	221.7%	255	61.7%	12.2%	4.0%	8.3 p.p.	7.8%	4.5 p.p.
Dairy	68	34	98.9%	26	160.2%	8.9%	4.5%	4.4 p.p.	3.7%	5.2 p.p.
Food Services	38	27	43.0%	26	49.0%	9.9%	7.2%	2.7 p.p.	6.7%	3.2 p.p.
Total	902	464	94.3%	692	30.5%	11.3%	6.1%	5.2 p.p.	9.0%	2.3 p.p.

The consolidated EBIT in 3Q14 was R$902 million, +94.3% y/y, with a positive contribution from all business units, particularly the International market. The consolidated margin was 11.3% compared with 6.1% in 3Q13.

The q/q comparison shows that EBIT expanded by 30.5%, while margin expanded 2.3 p.p. q/q.

➢  Brazil

Brazil - R$ Million	3Q14	3Q13	y/y	2Q14	q/q
NOR	3,451	3,194	8.0%	3,312	4.2%
EBIT	383	275	39.2%	384	(0.4%)
EBIT Margin (%)	11.1%	8.6%	2.5 p.p.	11.6%	(0.5) p.p.

EBIT from the Brazilian operations reached R$383 million, +39.2% y/y and -0.4% q/q, with a margin of 11.1% compared with 8.6% in 3Q13 and 11.6% in 2Q14. It is worth stressing that, Brazilian operations showed improvements in costs and expenses, with exception of the “Other Operating Results” line, which made it difficult to compare the EBIT margin on a quarterly basis (refer to section “Other Operating Results”).

➢  International

International - R$ Million	3Q14	3Q13	y/y	2Q14	q/q
NOR	3,374	3,249	3.8%	3,292	2.5%
EBIT	413	128	221.7%	255	61.7%
EBIT Margin (%)	12.2%	4.0%	8.3 p.p.	7.8%	4.5 p.p.

EBIT from International operations was R$413 million, +221.7% y/y and +61.7% q/q, with a margin of 12.2% compared with 4.0% in 3Q13 and 7.8% in 2Q14. As we have mentioned previously, there was a structural improvement in all regions in 3Q14, with the exception of the Americas (Venezuela) and Eurasia (we only started to benefit from the impact of Russia opening its market to Brazil in September.)

In addition to the volume optimization decision, as well as the strategy of acquiring distributors in the Middle East, we would highlight among the main structural improvements on the International market: important reductions in sea freight, better phasing of shipments during the month (which brings greater predictability and savings), and enhanced “mix” of markets.

➢  Dairy

Dairy - R$ Million	3Q14	3Q13	y/y	2Q14	q/q
NOR	767	760	0.9%	703	9.2%
EBIT	68	34	98.9%	26	160.2%
EBIT Margin (%)	8.9%	4.5%	4.4 p.p.	3.7%	5.2 p.p.

EBIT from Dairy operations came to R$68 million, +98.9% y/y and +160.2% q/q, with a margin of 8.9% compared with 4.5% in 3Q13 and 3.7% in 2Q14. This result was influenced by lower milk collection costs, greater efficiency and greater dilution of expenses.

➢  Food Services

Food Services - R$ Million	3Q14	3Q13	y/y	2Q14	q/q
NOR	389	374	3.9%	384	1.4%
EBIT	38	27	43.0%	26	49.0%
EBIT Margin (%)	9.9%	7.2%	2.7 p.p.	6.7%	3.2 p.p.

EBIT from Food Services was R$38 million, +43.0% y/y and +49.0% q/q, with a margin of 9.9% compared with 7.2% in 3Q13 and 6.7% in 2Q14. This result was influenced by lower grains costs, greater efficiency and greater dilution of expenses (regarding the expenses dilution, we refer to the annual comparison).

7)  Net Financial Results

R$ Million	3Q14	3Q13	y/y	2Q14	q/q
Financial Income	616	313	96.5%	258	139.0%
Financial Expenses	(815)	(440)	85.1%	(651)	25.2%
Net Financial Income (Expenses)	(200)	(127)	57.1%	(394)	(49.3%)

Net financial expenses came to R$200 million in the quarter, +57.1% y/y, impacted by interest on leasing and the adjustment to present value line. There was a fall of 49.3% over 2Q14, mainly because of the Company’s long term liability management in 2Q14 (bonds repurchase).

The use of non-derivative and derivative financial instruments for foreign exchange protection permits a significant reduction in net currency exposure in the balance sheet. We moved from a currency exposure impacting the result of US$37 million “long” in 2Q14 to US$36 million “long” in 3Q14; in other words, we are practically neutral in relation to currency exposure (please refer to Explanatory Note 4.1.d).

On 09.30.14, the non-derivative financial instruments designated as hedge accounting for the currency cover of the cash flow accounted to US$ 600 million. Furthermore, the derivative financial instruments designated as hedge accounting, in the cash flow hedge concept for covering highly likely exports, came to US$870 million, €74 million and £22 million, in their respective currencies. These instruments also made a direct contribution to the reduction in the currency exposure. In both cases, the unrealized result from the exchange rate variation was accounted in Other Comprehensive Income.

8)  Indebtedness

R$ Million	09.30.2014			06.30.2014		12.31.2013
	Current	Non-Current	Total	Total	q/q	Total	Δ%
Debt
Local Currency	(2,250)	(1,455)	(3,705)	(4,022)	(7.9%)	(4,073)	(9.0%)
Foreign Currency	(483)	(6,761)	(7,244)	(6,447)	12.4%	(6,466)	12.0%
Gross Debt	(2,733)	(8,216)	(10,949)	(10,469)	4.6%	(10,538)	3.9%
Cash Investments
Local Currency	1,184	171	1,355	1,485	(8.8%)	1,091	24.2%
Foreign Currency	4,201	-	4,201	3,870	8.5%	2,663	57.7%
Total Cash Investments	5,385	171	5,556	5,355	3.7%	3,754	48.0%
Net Debt	2,652	(8,046)	(5,394)	(5,113)	5.5%	(6,784)	(20.5%)
Exchange Rate Exposure - US$ Million	-	-	(16)	26	-	(87)	(81.1%)

The Total Gross Debt, as shown above, accounts for the total financial debt amounting to R$10,746.0 million, plus other financial liabilities amounting to R$203.0 million, as stated in Explanatory Note 4.1.f of the ITR Quarterly Information Report of 09.30.2014.

Net Debt/EBITDA Evolution

The Company´s net debt came to R$5.4 billion, 5.5% higher than in 06.30.14, bringing a net debt/EBITDA ratio (in the last 12 months) to 1.40x compared with 1.51x in 2Q14. The slight increase in the net debt q/q was due mainly to the payment of interest on capital and the exchange rate variation.

9)  Investments (Capex)

Capex (9M14): R$1.3 billion

Capex (3Q14): R$512 million

Investments carried out in the quarter came to R$512 million, an increase of 35.6% y/y. This amount also includes R$130 million in investments in biological assets (breeding stock). We continue to direct investments to automation, logistics, and IT systems.

10)  Financial Cycle

Financial Cycle

(Acc. Receivable + Stocks – Acc. Payable)/NOR

The Company has been focusing on optimizing its working capital, leading to an improvement in the financial cycle to 41.1 days at the end of 3Q14 from 56.2 days at the end of 3Q13. In percentage terms, it came to 10.8% of NOR in 3Q14, compared with 14.0% in 3Q13. This improvement reflects the results of the important projects established within the Company, particularly in the accounts payable and receivable lines.

A comparison with 2Q14 shows our working capital was mainly impacted by the rebuilding of grain inventories, as well as the increase in the inventories of finished products in Brazil (commemorative items).

11) Simplified Cash Flow

The simplified cash flow (EBITDA – Financial Cycle Variation – Capex) came to R$459 million in 3Q14, reflecting the Company´s operating improvement in the period. However, it fell by 51.9% q/q, mainly because of the increase in inventories mentioned in the “Financial Cycle” section, which had a negative effect on the working capital in the quarter.

Simplified Cash Flow

(EBITDA – Financial Cycle Variation - Capex)

12)  Equity Income Result

The equity income result from the results of affiliates and Joint Ventures represented a gain of R$8 million in 3Q14 compared to the loss of R$2 million in 3Q13. This corresponds to an increase of R$6 million y/y, primarily reflecting the results from the Up! Alimentos Ltda. affiliate.

13)  Income Tax and Social Contribution

Income Tax and Social Contribution - R$ Million	3Q14	3Q13	y/y	2Q14	q/q
Income before Taxes	703	337	108.3%	298	135.9%
Income Tax and Social Contribution	(83)	(44)	89.6%	(31)	172.4%
Effective Tax Rates (%)	(11.8%)	(13.0%)	1.2 p.p.	(10.3%)	(1.6) p.p.

Income tax and social contributions came to an expense of R$83 million in 3Q14 compared with R$44 million in 3Q13, representing an effective rate of 11.8% and 13.0%, respectively. The main factors that lead the Company to present a lower effective rate than the nominal figure are related to the fiscal benefit in the payment of interest on capital, subventions for investments and the results of subsidiaries located overseas (please refer to Explanatory Note 13.3).

14)  Non-Controlling Shareholders

The result attributed to non-controlling shareholders of subsidiaries in Argentina, the Middle East and Europe, represented revenues of R$5 million in 3Q14 compared with R$6 million in 3Q13.

15)  Net Income

Net Income - R$ Million	3Q14	3Q13	y/y	2Q14	q/q
Net Income	624	287	117.5%	267	133.7%
Net Margin (%)	7.8%	3.8%	4.0 p.p.	3.5%	4.3 p.p.

As a result of the Company´s operational improvements, net income in 3Q14 came to R$624 million, growing 117.5% y/y, generating a net margin of 7.8%, 4.0 p.p. above 3Q13.

In relation to 2Q14, net income grew 133.7% q/q, with a net margin expansion of 4.3 p.p.. Nevertheless, it is worth highlighting that in 2Q14 we incurred in non-recurring financial expenses related to the Company’s long term liability management process (bonds repurchase), as detailed in the “Financial Results” section, which should be taken into account for the q/q analysis.

16)  EBITDA

EBITDA - R$ Million	3Q14	3Q13	y/y	2Q14	q/q
Net Income	624	287	117.5%	267	133.7%
Income Tax and Social Contribution	83	44	89.6%	31	172.4%
Net Financial	200	127	57.1%	394	(49.3%)
Depreciation and Amortization	308	296	4.2%	311	(0.8%)
EBITDA	1,216	754	61.3%	1,002	21.3%
EBITDA Margin (%)	15.2%	9.9%	5.3 p.p.	13.0%	2.2 p.p.

EBITDA – Quarterly Trend

(R$ Million)

All the efforts described throughout this report were also reflected in EBITDA, which came to R$1.2 billion in 3Q14, a growth of 61.3% y/y and 21.3% q/q. This result was reflected in an EBITDA margin of 15.2% in 3Q14 compared with 9.9% in 3Q13 and 13.0% in 2Q14, mainly driven by the International market.

17)  Shareholders´ Equity

On 09.30.2014, Shareholders´ Equity amounted to R$15.4 billion compared with R$15.1 billion on 06.30.2014, due mainly to the higher net results achieved over the quarter.

18)  Interest on Capital and Dividends

The Board of Directors Extraordinary Meeting held on 06.18.14 approved the payment of R$361 million related to interest capital, paid on 08.15.14 (please refer to Explanatory Note 26.2).

Stock Market

The Company´s market capitalization came to R$50.8 billion at the end of the quarter.

Performance of the shares on the BM&FBovespa (3Q14)

Source: Bloomberg

Performance of the ADRs on the NYSE (3Q14)

Source: Bloomberg

Diffused Control

Base: 09.30.2014

Number of Shares: 872,473,246 (common)

Capital Stock: R$12.5 billion

BRF S.A. Consolidated

Financial Statement - R$ Million	9M14	9M13	Δ%
Net Operating Revenues	**23,011**	**22,313**	**3.1%**
Cost of Sales	**(16,735)**	**(16,827)**	**(0.5%)**
% of the NOR	(72.7%)	(75.4%)	2.7 p.p.
Gross Profit	**6,276**	**5,486**	**14.4%**
% of the NOR	27.3%	24.6%	2.7 p.p.
Operating Expenses	**(3,692)**	**(3,654)**	**1.0%**
% of the NOR	(16.0%)	(16.4%)	0.3 p.p.
Selling Expenses	**(3,378)**	**(3,315)**	**1.9%**
% of the NOR	(14.7%)	(14.9%)	0.2 p.p.
Fixed	(2,057)	(1,894)	8.6%
Variable	(1,320)	(1,421)	(7.1%)
General and Administrative Expenses	**(315)**	**(339)**	**(7.2%)**
% of the NOR	(1.4%)	(1.5%)	0.2 p.p.
Honorary of our Administrators	(21)	(18)	20.2%
% of the NOR	(0.1%)	(0.1%)	0.0 p.p.
General and Administrative	(293)	(321)	(8.7%)
% of the NOR	(1.3%)	(1.4%)	0.2 p.p.
Operating Income	**2,584**	**1,832**	**41.0%**
% of the NOR	11.2%	8.2%	3.0 p.p.
Other Operating Results	**(459)**	**(342)**	**34.2%**
Equity Income	**31**	**8**	**303.1%**
EBIT	**2,156**	**1,498**	**43.9%**
% of the NOR	9.4%	6.7%	2.7 p.p.
Net Financial Income	**(790)**	**(488)**	**61.9%**
Income before Taxes	**1,366**	**1,010**	**35.2%**
% of the NOR	5.9%	4.5%	1.4 p.p.
Income Tax and Social Contribution	(160)	(152)	5.4%
% of Income before Taxes	(11.7%)	(15.0%)	3.3 p.p.
Net Income before Non-Controlling Shareholders	**1,206**	**859**	**40.5%**
Non-Controlling Shareholders	**1**	**(5)**	**-**
Net Income	**1,207**	**854**	**41.3%**
% of the NOR	5.2%	3.8%	1.4 p.p.
EBITDA	**3,079**	**2,359**	**30.5%**
% of the NOR	13.4%	10.6%	2.8 p.p.

Appendix

Sales by Channel – Brazil

(% of Net Operating Revenues - NOR)

*BRF has adopted a new sales structure since January 2014 in order to make this classification fit more adequately into the Company´s current situation. All clients were reclassified for this new structure, in line with their profiles, creating new groups with a different make-up and size from those existing in 2013. This reorganization mainly affected the Wholesale and Retail channels.

International Sales by Region

(% of Net Operating Revenues - NOR)

Marketing and Innovation

We announced the launch of two products that were responsible for raising the Company´s modern and innovative profile in 3Q14.

Among the highlights was the launch of Frango Fácil Sadia, a breakthrough that reinvented the roast chicken concept. The film of the product was seen by 91% of consumers and showed a strong link with the Sadia brand, with a positive impact, relevance, understanding and purchasing intention.

We also had the launch of the first aerated margarine in Brazil, Qualy Aéra. The campaign was seen by 88% of consumers (high visibility), showed a strong connection with the Qualy brand and was regarded as interesting and original.

Another event in 3Q14 was the release of the BrandZ*study containing the ranking of the 50 most valuable brands in Latin America and Brazil. The Sadia brand was the most valuable in Brazil in the food category, followed by Perdigão.

* BrandZ Study: TOP 50 Most valuable Latin America brands –WPP and Millward Brown Vermeer, September 2014.

Rating

The Company has investment grade rating BBB- from Fitch Ratings and Standard & Poor’s and Baa rating from Moody’s, all with a positive outlook. We highlight the fact that Fitch Ratings and Standard & Poor’s raised the national rating of BRF to AA+.

Novo Mercado

BRF joined the Novo Mercado segment of the BM&FBovespa on 04.12.2006 and is bound by the Market Arbitration Chamber, under its commitment clause to the bylaws and regulations.

Risk Management

BRF and its subsidiaries have adopted a series of measures previously structured and addressed in line with its risk policy to maintain the inherent risks to its business under the strictest control. Risks on the operating market, sanitary control, grains, food safety, environmental protection, internal controls and financial risks are monitored. Explanatory Note 4 of the Financial Statements gives details of this supervision and further details can also be found in our Reference Form and 20F Report presented annually to the Brazilian Securities Exchange Commission (CVM) and the US Securities Exchange Commission (SEC), respectively.

Social Report and Appreciation of Human Capital

BRF operates in Brazil with 47 plants, 27 distribution centers, TSPs, farms and sales affiliates. Abroad, it has 7 industrial plants in Argentina and 2 in Europe (UK and Holland), as well as 19 sales offices. It has more than 100,000 employees throughout the world.

In synergy with the Company’s transformation movement and the value raise of human capital that is being implemented through the Viva BRF program, we launched a new Apprentice Trail for BRF leaders. The project will initially focus on the Company´s supervisors who are responsible for the direct oversight of around 95% of BRF´s employees.

Another highlight related to the Company´s human capital in 3Q14 was the work in training employees on aspects of the ongoing obligatory, legal and health and safety at work standards.

Health and Safety at Work (SSMA)

The Health and Safety at Work Supervision (known as SSMA) continues to make considerable progress. In August 2014, the lowest rate of accidents with work stoppage in the history of BRF´s SSMA registered a Frequency Rate (FR) of 0.89.

Stock Options Plan

The Company currently has 6,581,935 stock options granted to 225 executives, with a maximum exercise period of five years, as established in the Regulations of the Stock Options Plan approved on 03.31.10 and modified in 04.24.2012, 04.09.2013 and 04.03.2014 at the Annual Ordinary and Extraordinary Shareholders´ Meetings. These include the CEO, vice-presidents, directors and other BRF executives.

Relationship with the independent auditors

The Company announces, under CVM Instruction Nº 381 of January 14, 2003, that its policy of contracting services not related to the external audit is based on principles that preserve the independence of the auditor.

Within the terms of the CVM Instruction Nº 480 of December 07, 2009,, the management declares that, at a meeting held on 10.30.2014, discussed, reviewed and agreed with the information expressed in the review of the independent auditors´ report on the financial information related to the period covering the three months ending on 09.30.2014.

Disclaimer

The statements in this report related to the Company's business perspective, projections and results, and its growth potential are mere forecasts and have been based on the management's expectations of the Company's future. These expectations are highly dependent on market changes and the overall economic performance of the country, the sector and international markets; they are, therefore, subject to changes.